UNITED STATES                            OMB APPROVAL
     SECURITIES AND EXCHANGE COMMISSION         OMB Number:   3235-0058
           Washington, D.C.  20549              Expires:   January 31, 2002
                                                Estimated average burden
                                                Hours per response:   2.50
                 FORM 12b-25                    Commission File Number:   1-1228
                                                CUSIP Number:   86157210

         NOTIFICATION OF LATE FILING



             (Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K
                          [X] Form 10-Q [ ] Form N-SAR

    For the period ended:  June 30, 2000

   [  ]  Transition Report on Form 10-K
   [  ]  Transition Report on Form 20-F
   [  ]  Transition Report on Form 11-K
   [  ]  Transition Report on Form 10-Q
   [  ]  Transition Report on Form N-SAR
   For the Transition Period Ended:  _____________



READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

 ................................................................................


PART I - REGISTRANT INFORMATION

Full Name of Registrant                         STONE & WEBSTER, INCORPORATED
Former name, if applicable                      N/A
Address of principal  executive office
 (Street and Number)                            245 Summer Street
City, State and Zip Code                        Boston, MA 02210

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (check box if appropriate).

    | (a) The reasons described in reasonable detail in Part III of this form | could not be eliminated without unreasonable effort or expense;
[ ] | (b) The subject  annual  report, semi-annual report,  transition report on
    | Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be | filed on or before the fifteenth calendar day following the prescibed | due date; or the subject quarterly report or transition report on | Form 10-Q, or portion thereof will be filed on or before the fifth
    |      calendar day following the prescribed due date; and
    | (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    |      has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     As reported in registrant's Form 8-K dated June 6, 2000, on June 2, 2000, registrant and certain of its subsidiaries filed voluntary petitions seeking relief under chapter 11 of title 11 of the United States Code with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). As reported in registrant's Form 8-K dated July 21, 2000, by Sale Order dated July 13, 2000, the Bankruptcy Court approved the sale of substantially all of the assets of the registrant to The Shaw Group Inc. ("Shaw") pursuant to an Asset Purchase Agreement dated as of July 14, 2000 (the "Asset Purchase Agreement") by and among the registrant, certain of its subsidiaries, and Shaw, which was consummated in substantial part on July 14, 2000. The Asset Purchase Agreement was filed as Exhibit (2) to the registrant's Form 8-K dated July 21, 2000.

     The registrant's voluntary filing and the transactions contemplated by the Asset Purchase Agreement, including the post-closing adjustment of the purchase price, will result in changes to the Notes to the Consolidated Financial Statements and the Management's Discussion and Analysis of Financial Condition and Results of Operations, including specifically the discussion of the financial condition of the registrant required in the registrant's Form 10-Q for the quarter ended June 30, 2000, which the registrant has been unable to fully assimilate at this time. The registrant expects that, assuming the prior determination of the post-closing purchase price adjustment under the Asset Purchase Agreement and the passage of the Claims Bar Date determined by the Bankruptcy Court, it will file its Form 10-Q for the quarter ended June 30, 2000 in late September 2000, and will more accurately reflect the status of the registrant's financial condition.

PART IV - OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification

                   Thomas L. Langford               (617) 589-7424
                         (Name)              (Area Code) (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed in Part III above, the filing of voluntary petitions seeking relief under the United States Bankruptcy laws and the sale of substantially all of the assets of the registrant have resulted in significant impacts on the financial condition of the registrant and in the results of operations from the corresponding period for the last fiscal year to be reflected in the financial statements to be included in the Form 10-Q for the quarter ended June 30, 2000 to be filed. As a result of these actions and the adjustments relating to these actions as described above in Part II, it is expected that the results of operations for the second quarter of 2000 will reflect a substantial decline compared to the second quarter of 1999.

                          STONE & WEBSTER, INCORPORATED
                  (Name of Registrant as Specified in Charter)
         Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.





                                   By: /S/   THOMAS L. LANGFORD
                                       -----------------------------------------
Dated:  August 15, 2000                Thomas L. Langford
                                       President and Chief Restructuring Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).